UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On June 24, 2002, Placer Dome lodged with the Australian Securities & Investments Commission (the "ASIC") a Fifth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED
FIFTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002 ("**Previous Supplementary Bidder's Statements**"). This Fifth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Since lodging the Original Statements and the Previous Supplementary Bidder's Statements with ASIC, the Bidder has been advised by AurionGold that it omitted to send the Original Statement to fourteen persons who hold options in AurionGold. On or before 19 June 2002, the Bidder arranged for the Original Statement to be dispatched to each of those persons and, on Friday 21 June 2002, ASIC granted the Bidder the exemption to the Corporations Act 2001 attached to this Statement as Annexure A.

Dated: 24 June 2002

SIGNED by **STUART MACKENZIE** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 21 June 2002.

/s/ Stuart MacKenzie
Stuart MacKenzie
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 24 June 2002. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement.

ANNEXURE A - ASIC EXEMPTION

Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 655A(1)(a) – Exemption

Pursuant to paragraph 655A(1)(a) of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby exempts the person specified in Schedule A in the case specified in Schedule B on the conditions specified in Schedule C from compliance with section 606(1) of the Act.

Schedule A

Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("Bidder") and its directors.

Schedule B

An acquisition of relevant interests in ordinary shares arising from acceptances by shareholders of AurionGold Limited ("AurionGold") of the offers made by the Bidder dated 11 June 2002 which would otherwise breach section 606(1) due to failure to comply with item 6 of section 633, as a result of the non-dispatch on 11 June 2002 of bidder's statement and offers to 14 optionholders in AurionGold.

Schedule C

On or before 19 June 2002 the Bidder dispatches offers and bidder's statements to registered holders of options in AurionGold as at 28 May 2002.

Dated this 21st day of June 2002

Signed [signature]
Milija Cvetinovic
as a delegate of the
Australian Securities and Investments Commission

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

June 25, 2002